(TRANSLATION)


To Whom It May Concern:

                                                                    June 8, 2004
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


         Notice of the Results of Repurchase of Shares through ToSTNeT-2

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its shares as follows with respect to the notice of repurchase of shares made to you yesterday (June 7, 2004) .


1.   Type of shares repurchased                 Shares of common stock of TMC

2.   Aggregate number of shares repurchased     19,630,000 shares

3.   Purchase price                             JPY 4,150 per share

4.   Aggregate purchase price                   JPY 81,464,500,000

5.   Date of repurchase                         June 8, 2004 (Tuesday)

6.   Method of repurchase                       Purchase through ToSTNeT-2
                                                (Tokyo Stock Exchange Trading
                                                Network System-2) (closing price
                                                orders)


(Reference)

     Matters resolved at the FY 2003 Ordinary General Shareholders' Meeting held on June 26, 2003.

       Type of shares to be repurchased                 Shares of common stock of TMC

       Aggregate number of shares to be repurchased     Up to 150,000,000 shares

       Aggregate purchase price of shares               Up to JPY 400,000,000,000


     Shares having been repurchased up to June 8, 2004

       Aggregate number of shares repurchased           112,658,200 shares

       Aggregate purchase price of shares               JPY 392,890,492,000

                                      # # #

Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
                                (0565) 23-1520~4 (Head Office)
                                (052) 952-3461~4 (Nagoya)